Exhibit 12

DISCOVER FINANCIAL SERVICES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended November 30,
	2010	2009	2008	2007	2006
	(dollars in millions)
Earnings:
Income from continuing operations before income tax expense	$1,268,859	$2,120,898	$1,657,605	$1,525,714	$1,667,753
Losses from unconsolidated investees	4,143	3,396	3,946	4,279	2,968

Total earnings	1,273,002	2,124,294	1,661,551	1,529,993	1,670,721
Fixed Charges(1):
Total interest expense	1,582,988	1,251,285	1,288,004	1,223,271	836,279
Interest factor in rents	4,740	4,383	4,777	3,489	2,947
Preferred stock requirements	39,488	72,890	0	0	0

Total fixed charges	1,627,216	1,328,558	1,292,781	1,226,760	839,226
Earnings from continuing operations before income tax expense and fixed charges	$2,900,218	$3,452,852	$2,954,332	$2,756,753	$2,509,947

Ratio of earnings to fixed charges	1.8	2.6	2.3	2.2	3.0

(1)	Fixed charges are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense and preference security dividend requirements.